Great China Mania Holdings, Inc.
203 Hankow Center
5-15 Hankow Road
Tsimshatsui, Kowloon, Hong Kong

November 23, 2011

Via Edgar
Ms. Linda Cvrkel, Branch Chief
Ms. Heather Clark
Securities and Exchange Commission
Division of Corporate Finance

Re:         Great China Mania Holdings, Inc.
Form 10-K for the year ended December 31, 2010
Filed April 15, 2011
File No. 000-54446

Dear Ms. Cvrkel and Ms. Clark:

We have reviewed your comment letter dated November 2, 2011 and have put together the responses below pursuant to your request. Thank you for your time and consideration in this matter.

Annual Report on Form 10-K for the year ended December 31, 2010

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
Note 3 – Disposal of GEBD BVI, page F-8

1.   We note that in return for 31,498,000 shares of the company’s stock, you sold net assets of GEBD BVI totaling approximately $25 million on December 30, 2010.  We further note that the company’s stock was trading at approximately $0.09 per share on the date of the sale so that aggregate consideration received for GEBD BVI was approximately $2.8 million. In this regard, please tell us and explain in the notes to your financial statements in future filings how you accounted for the difference between the fair value of the consideration received and the net assets sold of approximately $22.2 million in your financial statements. Given that the consideration received was less than the net assets sold, we would expect to see a loss on disposal recorded during 2010. Please advise or revise as appropriate.

RESPONSE: The Company recognizes that the Company repurchased its common stock by transferring assets to a shareholder that appears to be in excess of the fair value of the Company’s stock at the date of the purchase.  This transaction was accounted for an equity transaction following US GAAP guidelines on the purchase and retirement of shares of Company stock from a shareholder.

The Company recorded the purchase of the 31,498,000 shares of common stock from a shareholder as an equity transaction in accordance with ASC 505-30-30.  The Company purchased the shares of stock from the shareholder and then canceled the shares. ASC 505-30-8 says “ when a corporation’s stock is retired, or repurchased for constructive retirement, an excess of repurchase price over par or stated value may be allocated between additional paid-in capital and retained earnings.”

The Company has followed this treatment in accounting for the repurchase of the 31,498,000 shares of common stock and therefore no gain or loss was recognized in the statement of operations.

The other element in accounting for this transaction as an equity transaction is that it is in effect a reversal of the recapitalization that occurred in 2008 when the company entered into a reverse merger with a public shell.  The assets were acquired by the public shell and this same shareholder contributed the assets of GEBD BVI in exchange for shares of the public company.  At that time, the shareholder received 32,460,000 shares (6,492,000 shares at issuance, then followed by a 1-5 split) of stock in exchange for the assets transferred.  The accounting for this reverse transaction was recorded as a recapitalization of the private company with the public company’s common stock – in essence an equity transaction.  In following the guidelines of ASC 505-30-30, the Company believes that the “reversal” of this original reverse merger is likewise an equity transaction.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2011

Financial Statements, page 1
Notes to Condensed Consolidated Financial Statements (Unaudited), page 6
Note 3 – Disposal of Water Scientific, page 7

2.   We refer to the gain recognized on the disposal of Water Scientific at March 31, 2011. Given that any gain or loss would be calculated as the difference between the consideration received and the carrying value of the net assets disposed, we are unclear as to what consideration the company received for the sale or disposal of the business, if any.  Please tell us, and revise future filings to disclose, whether any consideration was received for the net assets of Water Scientific.  If no consideration was received by the company in connection with the disposal transaction, please explain why the company was willing to dispose of these operations for no consideration.

RESPONSE:  There was consideration exchanged for the disposal of Water Scientific as explained in Note 3 to the financials included with the Form 10-Q for the quarter ended June 30, 2011. In exchange for receiving the assets and operations of Water Scientific, Wong Heong Kin and Chung A. Tsan Guy assumed all of the liabilities of the Company. The total liabilities totaled $958,855 at the time of the Closing.

Note 18 – Pro Forma Statement of Income, page 14

3.   Based on the disclosures provided in Note 18 to your financial statements and your report on Form 10-Q for the quarter ended June 30, 2010, it appears that you have excluded the results of your discontinued operations from the statements of operations for the three and six months ended June 30, 2010 included in your Report on Form 10-Q for the quarter ended June 30, 2011.  Please revise to include the results of operations for the operations that were disposed of during 2010 as a separate line item entitled “discontinued operations” in your statements of operations for the three and six months ended June 30, 2010.  Refer to the guidance outlined in ASC 205-20-45. Please note that we do not believe there is any basis for excluding these results of operations from your statement of operations for periods that precede the sale or disposal date.

RESPONSE: In light of our response to Comment #1, this issue, in our opinion does not need to be addressed in this response letter.

As required in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

Great China Mania Holdings, Inc.

By:   /s/ Yau Wai Hung

Yau Wai Hung, CEO